LDK Solar Co., Ltd.
Suite 306, 1290 Oakmead Parkway, Sunnyvale, CA 94085
United States of America
Website: www.ldksolar.com
Tel: +1 408 245 0858 Fax: +1 408 245 8802
October 16, 2009
Mr. Jay Webb, Reviewing Accountant
Mr. Dennis C. Hult, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE.
Washington, DC 20549
United States of America

RE:	LDK Solar Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2008
Filed May 22, 2009, File No. 001-33464

Dear Messrs. Webb and Hult:
     This is in response to the Staff’s comment letter of September 29, 2009 relating to the annual report on Form 20-F of LDK Solar Co., Ltd. for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”). In connection with this response, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	the Staff’s comments or changes to our disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing; and

•	we may not assert Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the Federal securities laws of the United States.
     For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly. The page number references in our responses are referring to our filed 2008 Form 20-F.

Messrs. Webb and Hult
Securities and Exchange Commission

Item 18. Financial Statements

(4)	Prepayments to Suppliers, Net, page F-19
1.	We see you disclose herein that to secure a stable supply of silicon material you make prepayments to certain suppliers which are reclassified to inventories when you apply the prepayment to related purchases of silicon materials. We also see you assess the recoverability of prepayments to suppliers by analyzing specific supplier accounts that have known or potential settlement or recoverability issues and note that in connection with such assessments you recorded a provision for doubtful recoveries of US$20,582,000 for prepayments to suppliers for the year ended December 31, 2008, which is included in general and administrative expenses. With respect to these disclosure, please address the following:
•	Tell us why you believed presenting the provision for doubtful recoveries on prepayments to suppliers as general and administrative expenses is more appropriate than presenting such provisions as a component of cost of sales. Provide us with references to the authoritative U.S. GAAP that you considered in determining your current presentation of such amounts.
     We respectfully advise the Staff that the provision for doubtful recoveries of $20,582,000 for prepayments to suppliers is not related to losses of utility of goods arising from damage, deterioration, obsolescence, changes in price level or other causes, nor losses which are expected to arise from our firm purchase commitments for raw materials (collectively referred as “utility losses”). Management separately assessed those utility losses and recorded a charge of $311,999,000, which was included in costs of sales for the year ended December 31, 2008 in accordance with Section 330-10-35.
     Consistent with the industry practice, we are required to make advance cash payments in order to secure the supply of polysilicon materials. Despite the fact that these advance payments relate to material purchases, management believes that the assets resulting from making those payments do not contain all, if any, of the characteristics of inventory as that term is used in Section 330-10-20. Instead, in view of the nature and characteristics of those advance payments, management believes that they are more akin to financial assets as that term is used in Section 860-20-20 because the probable future benefit to be obtained is the claiming and taking of legal ownership of polysilicon materials, or receiving a cash refund of the full amount of such prepayments should the suppliers fail to deliver the materials.
     The impairment provision for these assets was made based on the results of our recoverability and collectability assessment of a number of suppliers who not only failed to deliver the polysilicon materials we ordered on time but also did not return our prepayments, notwithstanding our continuous efforts to make the claim to these suppliers. Accordingly, management assessed the credit risk and recoverability of these prepayments in a manner consistent with other financial assets, like accounts receivable, in accordance with Subtopic 450-20. Based on the result of such assessment, management concluded that it was probable that we would be unable to recover prepayments of $20,582,000 made to a number of suppliers who had failed to deliver the polysilicon materials. As a result, we recognized a loss provision for such uncollectible “accounts” and, in management’s judgment, determined that such charge should be included in general and administrative expenses in the income statement, similar to the classification treatment used for bad debt expense.

Messrs. Webb and Hult
Securities and Exchange Commission

•	Tell us what you mean by the disclosures “Prepayments to suppliers are reclassified to inventories when the Group applies the prepayment to related purchases of silicon materials. Such reclassifications totaling US$570,878 and US$1,531,693 were not reflected in the Group’s consolidated cash flows from operations for the years ended December 31, 2007 and 2008, respectively”. Provide us with reference to the authoritative U.S. GAAP that you considered in determining your current presentation of such amounts in your cash flow statement. Also, reconcile the changes in your inventory and prepayments to suppliers (net) balance sheet accounts during 2008 to the reconciling items for those accounts presented in the “changes in operating assets and liabilities” section of your 2008 cash flow statement.
     We respectfully submit to the Staff a summary of the changes in our inventories and prepayments to suppliers (net) during the year ended December 31, 2008 with reconciliation of the amounts presented in the “Changes in operating assets and liabilities” section of our consolidated statements of cash flow as shown in F-7 of our 2008 Form 20-F.

		Prepayments to
(in $'000)	Inventories	suppliers (net)
Balance as of December 31, 2007 (including non-current portion)	379,978	157,187
Cash payments made during the 2008 (#)	—	1,501,709
Purchases of raw materials with no prepayment made (#)	151,161	—
Manufacturing overheads (#) (NB1)	73,853	—
Reclassification from prepayments to inventories (#)	1,531,693	(1,531,693)
Transfer to cost of goods sold (#)	(1,226,463)	—
Provision for doubtful recovery of prepayments to suppliers	—	(20,582)
Provision for inventory write-downs	(311,999)	—
Translation differences arising from translation of subsidiaries’ financial statements	18,678	(1,790)

Balance as of December 31, 2008 (including non-current portion)	616,901	104,831

Summation of (#) — reported in cash flows statement	530,244	(29,984)

NB1:	$16,677,000 of manufacturing overheads relating to processing of wafers on behalf of others has been charged directly to the income statement.
     We respectfully advise the Staff that the actual cash outflow relating to inventory purchases or prepayments made was appropriately reflected in the cash flows from operating activities when the cash payments were made by us, as evidenced by the reconciliation table above. We are required by a majority of our suppliers of raw materials to make advance payment for raw materials we have ordered before the suppliers arrange deliveries of such raw materials. When we subsequently assume the legal ownership of the raw materials, which changes the nature of such assets from one akin to financial assets to inventories, we reclassify the related prepaid amounts recorded under “prepayments to suppliers” to “inventories.” Reclassification of this nature totaling $1,531,693,000 was made during the year ended December 31, 2008. Despite the fact that such non-cash transaction converts the assets from prepayments to inventories and only results in an accounting reclassification, management believes the disclosure of the total amount of such reclassifications is necessary to help the users of our financial statements to better understand the reasons for changes in these two working capital items that affect our operating cash flows.

Messrs. Webb and Hult
Securities and Exchange Commission

2.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. Refer to Item 601(b)(31) of Regulation S-K.
     We respectfully note the Staff’s comment and will revise the identification of the certifying individuals at the beginning of their certifications in future filings.
*          *           *
     Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408 245 0858.

Sincerely,
/s/ Peng Xiaofeng
Name:	PENG Xiaofeng
Title:	Chairman and Chief Executive Officer

cc:	Jack Lai (LDK Solar Co., Ltd.)
John Fung (KPMG)
Timothy Li (Sidley Austin LLP)